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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated December 9, 2002

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 9, 2002
                -----------    ------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

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[Credit Suisse Group Logo]
Press Release


                                          Media Relations

                                          CREDIT SUISSE GROUP
                                          P.O. Box 1
                                          CH-8070 Zurich
                                          Telephone    +41-1-333 8844
                                          Fax          +41-1-333 8877
                                          e-mail       media.relations@csg.ch


                 CREDIT SUISSE GROUP TO LAUNCH BOOKBUILDING FOR
                CHF 1.0 BILLION MANDATORY CONVERTIBLE SECURITIES

ZURICH, DECEMBER 9, 2002 - TODAY, CREDIT SUISSE GROUP LAUNCHES THE BOOKBUILDING FOR THE MANDATORY CONVERTIBLE SECURITIES, ANNOUNCED ON NOVEMBER 26, 2002.

The Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd., irrevocably and unconditionally guaranteed on a subordinated basis by Credit Suisse Group, have been offered to existing shareholders, where permitted by law, on the basis of advance subscription rights between December 2 and December 6, 2002. In this period, shareholders have exercised advance subscription rights for MCS in the aggregate nominal amount of CHF 77 million. MCS not subscribed by shareholders will be offered to investors in an open price bookbuilding starting today.

The indicative terms are, for the fixed coupon 5.75% to 6.25% and for the maximum conversion premium 18% to 22%. The minimum and maximum conversion price will be determined based on the volume weighted average price of a Credit Suisse Group share on the pricing date. The MCS offering in the amount of CHF 1.0 billion, with the option to increase the offering by CHF 250 million, is expected to price today.

Credit Suisse First Boston is sole bookrunner and lead manager of the MCS offering.


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ENQUIRIES
Credit Suisse Group, Media Relations             Telephone      +41 1 333 8844
Credit Suisse Group, Investor Relations          Telephone      +41 1 333 4570
Internet                                         www.credit-suisse.com

CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

LEGAL DISCLAIMER

This press release does not constitute an offer to buy or to subscribe for securities of Credit Suisse Group or any of its affiliates and it does not constitute an offering circular within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of SWX Swiss Exchange.

The distribution of this press release and the offering or sale of the advance subscription rights, MCS or shares in certain jurisdictions may be restricted by law. None of the issuer, Credit Suisse Group or Credit Suisse First Boston is making an offer to sell the advance subscription rights, MCS or shares in any jurisdiction where such offer or sale is not permitted.

Any offer of Notes in Australia is only made to institutional investors to whom an offer of Notes does not require disclosure to investors under Section 708(8) or section 708(11) of the Corporations Act. Neither the Issuer nor the Guarantor has offered or issued or will offer or issue the Notes to any person with the purpose of such person selling or transferring the Notes, or granting, issuing or transferring interest in, or options over, The Notes. Any purchaser acknowledges that, for a period of 12 months after the issue of the Notes, they must not sell or offer to sell the Notes to any person other than a person to whom an offer of the Notes would be exempt under Section 708 of the Corporations Act from the requirement for disclosure to investors.

In Belgium, the advance subscription rights and the MCS will be offered only to professional investors acting for their own account.


                                       3
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Advance subscription rights in relation to the Notes may not be offered or sold in France. The offering of the Notes in France, if any, will be made only to qualified investors ("investisseurs qualifies") acting for their own behalf as defined in article L. 411-2 of the French Code Monetaire et Financier and Decret no. 98-880 dated October 1, 1998. No offering circular subject to the clearance ("visa") of the French "Commission des operations de bourse" has been or will be prepared in connection with the offering of the Notes in France under any cir-cumstances. The Notes may in no instance be offered or sold to the public in France and no material or information contained herein may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the Notes to the public in France. The direct or indirect resale to the public in France of any Notes acquired by qualified investors may be made only as provided by articles L. 412-1 and
L. 621-8 of the French Code Monetaire et Financier and applicable regulations thereunder. Persons into whose possession materials relating to the Notes come must inform themselves about and observe any such restrictions.

The advance subscription rights and the MCS not subscribed during the advance subscription period may not be publicly offered in Germany.

No action has been taken to authorise the offer of any Note to the public in Hong Kong. Accordingly, the Notes may not be offered or sold, or reoffered or resold, and this document may not be issued, circulated or distributed, in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances which do not constitute an offer to the public within the meaning of the Company's Ordinance in Hong Kong).

The advance subscription rights are not being offered in Italy. In Italy, the public will not be solicited in connection with the offering of MCS, and no offer or sale of MCS is being or will be made, and no offering material relating to the MCS is being or will be distributed, unless such activities
(i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with applicable COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA and banking regulations.

The advance subscription rights and the MCS have not been and will not be registered under the applicable laws of Japan and, accordingly, Credit Suisse First Boston has undertaken that it will not offer or sell any advance subscription rights or MCS, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly in Japan or to any Japanese Person except under circumstances which will result in compliance with all applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Participation in any of the securities offerings mentioned in this press release is prohibited in Kuwait.


                                       4
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In the Netherlands, this offer is only extended to individuals or legal entities who or which trade or invest in securities in the course of their profession or trade.

The advance subscription rights will not be offered to Credit Suisse Group shareholders in Singapore. The MCS may not be offered or sold, nor may any document or other material in connection with the MCS be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of the MCS to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under Subdivision 4 of Division 1 of Part XIII of the Securities and Futures Act 2001 of Singapore.

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND SHOULD NOT BE DISTRIBUTED IN THE UNITED STATES, TO UNITED STATES PERSONS OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES. IN ADDITION, THE ADVANCE SUBSCRIPTION RIGHTS, MCS AND SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ACCORDINGLY MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE ADVANCE SUBSCRIPTION RIGHTS AND MCS ARE BEING OFFERED OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATIONS UNDER THE SECURITIES ACT.

This press release is directed only at persons who: (i) are outside the United Kingdom; or (ii) have professional experience in matters relating to investments; or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons") and this must not be acted on or relied upon by a person who is not a relevant person.

Stabilisation / FSA

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions


                                       5
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expressed in such forward-looking statements. These factors include (i)
market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
(x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.


                                       6
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  December 9, 2002                     By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                                  Managing Director
*Print the name and title of the signing
officer under his signature                     /s/ Karin Rhomberg Hug
                                                    Managing Director


                                       7